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September 26, 2024

FILED VIA EDGAR

Mr. Aaron Brodsky

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”)
File Nos. 333-206600 and 811-23078

Dear Mr. Brodsky:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) during a telephone conversation on September 4, 2024, with respect to Post-Effective Amendment No. 87 and Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Registration Statement was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “Securities Act”) on July 23, 2024, to register shares of the Virtus KAR Mid-Cap ETF (the “Fund”). The Registrant will file a Post-Effective Amendment pursuant to Rule 485(b) under the Securities Act prior to or upon the Fund’s effectiveness to (i) reflect revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the Registration Statement.

Set forth below are the Staff’s comments and the Registrant’s responses thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

Prospectus

Fees and Expenses of the Fund

Comment 1: Please provide a completed fee table.

Response: The fee table has been revised consistent with this comment, as set forth below.

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FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may incur customary brokerage commissions, and may pay other fees to financial intermediaries, when buying or selling Shares of the Fund, which are not reflected in the table or example set forth below.

Shareholder Fees (fees paid directly from your investment):	None
Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment):
Management Fee[1]	0.80%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.80%

(1)	The management fee is structured as a “unified fee,” out of which the Fund’s investment adviser, Virtus ETF Advisers LLC (the “Adviser”) pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the Fund’s management fee; payments under any 12b-1 plan; taxes and other governmental fees; brokerage fees, commissions and other transaction expenses; interest and other costs of borrowing; litigation or arbitration expenses; acquired fund fees and expenses; and extraordinary or other non-routine expenses of the Fund.
(2)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$84	$263

Principal Investment Strategy

Comment 2: In the first sentence of the first paragraph, please define what is meant by "less risk."

Response: The disclosure has been revised consistent with this comment.

Comment 3: In the second sentence of the first paragraph, please define what is meant by “select group.”

Response: The Registrant has removed the reference to a “select group.”

Comment 4: In the third sentence of the first paragraph, please define what is meant by "low financial risk."

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Response: The disclosure has been revised consistent with this comment.

Comment 5: In the second sentence of the second paragraph, please provide an upper limit for the Fund's definition of medium market capitalization companies that does not rely on a rolling multi-year basis. The name's rule is at time of investment, so the use of a rolling measurement is not consistent with that rule.

Response: The Registrant respectfully declines to make the requested change. The Registrant believes that the Fund complies with the requirements of Rule 35d-1 given its policy to invest at least 80% of the value of its net assets (plus any borrowings for investment purposes) in securities of medium market capitalization companies. Although the upper band of the Registrant’s definition of medium market capitalization companies includes the concept of a “rolling” calculation, such calculation will likely only result in changes as the index on which such calculation is based changes, which would typically correspond with rebalances and reconstitutions of that index and/or market price fluctuations of its component securities. Accordingly, notwithstanding the upper band of the Fund’s capitalization range changing from time to time as a result of changes to the referenced index or its component securities, the Registrant will satisfy its 80% test at the time of investment.

Comment 6: In the last sentence of the fourth paragraph, please confirm that any such sector focus will be consistent with the Fund's policy to not concentrate.

Response: The Registrant confirms that any sector focus will be consistent with the Fund’s policy to not concentrate.

Principal Risks

Comment 7: With respect to ETF Risks, to the extent applicable, disclose any risks associated with the underlying securities trading in a market that is closed in which the market in which the ETF trades is open, including the possibility of differences between the market price of the ETF shares and the underlying value of the shares.

Response: The disclosure has been revised consistent with this comment.

Statement of Additional Information

Indicative Intra-day Value

Comment 8: With respect to the third paragraph, consider noting the disclosure in the first sentence as a principal risk that should appear in the prospectus.

Response: The disclosure in the Principal Risks section of the prospectus has been revised consistent with this comment. Please see Registrant’s response to Comment 7.

* * * * *

If you have any further comments or questions regarding this filing, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm

31 West 52nd Street, 17th Floor, New York, NY 10019 | 800.248.7971 | Virtus.com